Exhibit 99.11

IFRS-INR Earnings Release

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries, which comprise the consolidated Balance Sheet as at March 31, 2014, the consolidated statement of Comprehensive Income for the three months and year then ended, the consolidated Statements of Changes in Equity and Cash Flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated Balance Sheet, of the financial position of the Company as at March 31, 2014;
(b)	in the case of the Consolidated Statement of Comprehensive Income, of the financial performance for the three months and year ended on that date;
(c)	in the case of the consolidated Statement of Changes in Equity, of the changes in equity for the year ended on that date; and
(d)	in the case of the consolidated Statement of Cash Flow, of the cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W

Akhil Bansal

Partner

Membership Number: 090906

Bangalore

April 15, 2014

Infosys Limited and subsidiaries

(In crore except share data)

Consolidated Balance Sheets as of	Note	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	2.1	25,950	21,832
Available-for-sale financial assets	2.2	2,197	1,739
Investment in certificates of deposit		859	–
Trade receivables		8,351	7,083
Unbilled revenue		2,811	2,435
Prepayments and other current assets	2.4	2,636	2,123
Derivative financial instruments	2.7	215	101
Total current assets		43,019	35,313
Non-current assets
Property, plant and equipment	2.5	7,887	6,468
Goodwill	2.6	2,157	1,976
Intangible assets	2.6	342	368
Available-for-sale financial assets	2.2	1,252	394
Deferred income tax assets	2.16	656	503
Income tax assets	2.16	1,522	1,092
Other non-current assets	2.4	220	237
Total non-current assets		14,036	11,038
Total assets		57,055	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables		173	189
Current income tax liabilities	2.16	2,187	1,329
Client deposits		40	36
Unearned revenue		660	823
Employee benefit obligations		954	614
Provisions	2.8	379	213
Other current liabilities	2.9	4,745	3,082
Total current liabilities		9,138	6,286
Non-current liabilities
Deferred income tax liabilities	2.16	64	119
Other non-current liabilities	2.9	323	149
Total liabilities		9,525	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of March 31, 2014 and March 31, 2013, respectively		286	286
Share premium		3,090	3,090
Retained earnings		43,584	36,114
Other components of equity		570	307
Total equity attributable to equity holders of the Company		47,530	39,797
Non-controlling interests		–	–
Total equity		47,530	39,797
Total liabilities and equity		57,055	46,351

The accompanying notes form an integral part of the consolidated interim financial statements

 As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore except share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Three months ended March 31,		Year ended March 31,
		2014	2013	2014	2013
Revenues		12,875	10,454	50,133	40,352
Cost of sales	2.10	8,117	6,802	32,141	25,280
Gross profit		4,758	3,652	17,992	15,072
Operating expenses:
Selling and marketing expenses	2.10	640	518	2,625	2,034
Administrative expenses	2.10	837	672	3,326	2,609
Total operating expenses		1,477	1,190	5,951	4,643
Operating profit		3,281	2,462	12,041	10,429
Other income, net	2.13	851	674	2,669	2,359
Profit before income taxes		4,132	3,136	14,710	12,788
Income tax expense	2.16	1,140	742	4,062	3,367
Net profit		2,992	2,394	10,648	9,421
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/(asset)	2.11	(62)	–	(1)	–
		(62)	–	(1)	–
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial assets (refer note 2.2 and 2.16)		(20)	6	(97)	3
Exchange differences on translation of foreign operations		(73)	(72)	311	34
		(93)	(66)	214	37
Total other comprehensive income, net of tax		(155)	(66)	213	37
Total comprehensive income		2,837	2,328	10,861	9,458
Profit attributable to:
Owners of the company		2,992	2,394	10,648	9,421
Non-controlling interests		–	–	–	–
		2,992	2,394	10,648	9,421
Total comprehensive income attributable to:
Owners of the company		2,837	2,328	10,861	9,458
Non-controlling interests		–	–	–	–
		2,837	2,328	10,861	9,458
Earnings per equity share
Basic ()		52.36	41.89	186.35	164.87
Diluted ()		52.36	41.89	186.35	164.87
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,14,02,566	57,14,02,566	57,14,02,566	57,13,99,238
Diluted		57,14,02,566	57,14,02,566	57,14,02,566	57,14,00,091

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In   crore except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(3,123)	–	(3,123)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	3	3
Net profit	–	–	–	9,421	–	9,421
Exchange differences on translation of foreign operations	–	–	–	–	34	34
Balance as of March 31, 2013	57,14,02,566	286	3,090	36,114	307	39,797
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability/(asset), net of tax effect (refer note 2.11)	–	–	–	–	(1)	(1)
Change in accounting policy -Adoption of Revised IAS 19 (refer note 2.11)	–	–	–	(35)	50	15
Dividends (including corporate dividend tax)	–	–	–	(3,143)	–	(3,143)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(97)	(97)
Net profit	–	–	–	10,648	–	10,648
Exchange differences on translation of foreign operations	–	–	–	–	311	311
Balance as of March 31, 2014	57,14,02,566	286	3,090	43,584	570	47,530

* excludes treasury shares of 28,33,600 held by a consolidated trust.

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In  crore)

Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2014	2013
Operating activities:
Net profit		10,648	9,421
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,374	1,129
Income tax expense	2.16	4,062	3,367
Income on available-for-sale financial assets and certificates of deposits		(266)	(245)
Loss/ (profit) on sale of property, plant and equipment		–	(1)
Effect of exchange rate changes on assets and liabilities		48	20
Deferred purchase price		188	55
Reversal of contingent consideration		(29)	–
Other non-cash item		1	(1)
Changes in working capital
Trade receivables		(1,268)	(989)
Prepayments and other assets		(364)	(450)
Unbilled revenue		(376)	(478)
Trade payables		31	124
Client deposits		4	21
Unearned revenue		(163)	266
Other liabilities and provisions		2,175	530
Cash generated from operations		16,065	12,769
Income taxes paid	2.16	(3,878)	(3,291)
Net cash provided by operating activities		12,187	9,478
Investing activities:
Payment for acquisition of intangible assets	2.6	–	(162)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(2,745)	(1,928)
Payment for acquisition of business, net of cash acquired	2.3	–	(1,157)
Loans to employees		(23)	(57)
Deposits placed with corporation		(224)	(248)
Income on available-for-sale financial assets and certificates of deposits		204	225
Investment in quoted debt securities	2.2	(936)	(379)
Redemption of quoted debt securities		2	–
Investment in certificates of deposit		(1,280)	–
Redemption of certificates of deposit		450	365
Investment in liquid mutual fund units		(22,691)	(22,010)
Redemption of liquid mutual fund units		22,383	20,300
Investment in fixed maturity plan securities		(143)	–
Net cash provided by / (used in) investing activities		(5,003)	(5,051)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		–	1
Repayment of borrowings taken over from Lodestone		–	(89)
Payment of dividends		(2,686)	(2,685)
Payment of corporate dividend tax		(457)	(438)
Net cash used in financing activities		(3,143)	(3,211)
Effect of exchange rate changes on cash and cash equivalents		77	25
Net increase / (decrease)in cash and cash equivalents		4,041	1,216
Cash and cash equivalents at the beginning	2.1	21,832	20,591
Cash and cash equivalents at the end	2.1	25,950	21,832
Supplementary information:
Restricted cash balance	2.1	318	305

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees' Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Consulting India Limited, Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company was listed in NYSE Euronext London and NYSE Euronext Paris on February 20, 2013.

The Group’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on April 15, 2014.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

a.	Amendments to IFRS 7 Financial Instruments: Disclosures*
b.	IFRS 10 Consolidated Financial Statements (2011) (Refer 1.4)
c.	IFRS 11 Joint Arrangements*
d.	IFRS 12 Disclosure of Interests in Other Entities*
e.	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated interim financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments” of these consolidated interim financial statements.

f.	Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

g.	IAS 19 Employee Benefits (2011) (Revised IAS 19) Refer 1.19.1
h.	Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*
i.	Amendments to IAS 34- Interim Financial Reporting: Segment information for total assets and liabilities*

* The adoption of these standards does not have any impact on the audited consolidated interim financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealised gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.7 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognised as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognised as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognised as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognised when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognised as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognised using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognised as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognised until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognised in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognised in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.9 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.10 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognised immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.11 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.12 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognised directly in other comprehensive income. When an investment is derecognised, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognised at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the group believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognised initially at fair value and attributable transaction costs are recognised in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realised within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.13 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognised in net profit in the statement of comprehensive income. The cumulative loss that was recognised in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognised in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognised in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognised in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognised in other comprehensive income.

1.14 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realised.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.15 Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.16 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas and Edgeverve are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realised upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.17 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.18 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognised in net profit in the statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in other comprehensive income. Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognised as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognised amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.19 Employee benefits

1.19.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) on plan assets to be considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated interim financial statements.

1.19.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognised in the period in which the absences occur.

1.20 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognised.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.23 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established.

1.24 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.25 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognised in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognised on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.26 Recent accounting pronouncements

1.26.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognised in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date to adopt IFRS 9 is yet to be notified. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities : In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

an entity currently has a legally enforceable right to set-off if that right is-
-	not contingent on future event; and
-	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
-	eliminate or result in insignificant credit and liquidity risk; and
-	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of IAS 32 amendments and these requirements are not expected to have a material impact on the consolidated financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Cash and bank deposits	22,342	18,728
Deposits with corporations	3,608	3,104
	25,950	21,832

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of 318 crore and 305 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Current Accounts
ANZ Bank, Taiwan	1	2
Bank of America, Mexico	4	4
Bank of America, USA	713	904
Bank Zachodni WBK S.A	–	3
Barclays Bank, UK	112	12
Bonz Bank, Australia	2	–
China Merchants Bank, China	2	1
China Merchants Bank, China ( in U.S Dollar Account)	2	–
CIC Bank, France	5	–
Citibank EEFC, India (U.S. Dollar account)	–	111
Citibank N.A, China	51	46
Citibank N.A, China (U.S. Dollar account)	–	1
Citibank N.A, Costa Rica	1	1
Citibank N.A., Czech Republic	1	2
Citibank NA, Australia	78	174
Citibank NA, Brazil	36	14
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. Dollar account)	1	2
Citibank NA, India	2	14
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	–
Citibank NA, Singapore	4	–
Citibank NA, South Africa	4	1
Citibank NA, Thailand	1	1
Commerzbank, Germany	7	8
Deutsche Bank, India	8	11
Deutsche Bank, Philippines	6	3
Deutsche Bank, Philippines (U.S. Dollar account)	29	1
Deutsche Bank, Poland	1	12
Deutsche Bank, Poland (Euro account)	–	2
Deutsche Bank-EEFC (Australian Dollar account)	8	–
Deutsche Bank-EEFC (Euro account)	8	21
Deutsche Bank-EEFC (Swiss Franc account)	1	2
Deutsche Bank-EEFC (U.S. Dollar account)	64	64
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	11	–
Deutsche Bank, Belgium	12	10
Deutsche Bank, Czech Republic	2	3
Deutsche Bank, Czech Republic (Euro account)	8	5
Deutsche Bank, Czech Republic (U.S. Dollar account)	14	2
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, Netherlands	17	11
Deutsche Bank, Russia	2	1
Deutsche Bank, Russia (U.S. Dollar account)	13	1
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar Account)	2	–
Deutsche Bank, Transze	–	1
Deutsche Bank, United Kingdom	74	70
HDFC Bank-Unclaimed dividend account	1	1
HSBC Bank, Brazil	3	2
ICICI Bank, India	36	50
ICICI Bank-EEFC (Euro account)	1	2
ICICI Bank-EEFC (U.S. Dollar account)	16	13
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	6
ICICI Bank-Unclaimed dividend account	2	2
ING, Belgium	3	2
Landbouwkrediet, Belgium (Euro account)	–	1
Nordbanken, Sweden	17	2
Punjab National Bank, India	4	3
Raiffeisen Bank, Romania	1	–
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
Royal Bank of Scotland, China	38	52
Royal Bank of Scotland, China (U.S. Dollar account)	6	4
Shanghai Pudong Development Bank, China	1	1
Standard Chartered, Argentina	1	–
State Bank of India, India	9	–
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	–	1
UBS AG (U.S. Dollar Account)	1	–
UBS AG, Switzerland	5	1
UBS AG,Switzerland (Euro Account)	1	–
Westpac, Australia	5	2
	1,548	1,725
Deposit Accounts
Andhra Bank	753	704
Allahabad Bank	1,011	275
Axis Bank	1,080	1,060
ANZ Bank	–	6
Bank of America, Mexico	–	15
Bank of Baroda	2,205	1,919
Bank of India	2,541	1,891
Canara Bank	2,353	2,186
Central Bank of India	1,555	1,262
Corporation Bank	1,134	779
Citibank, China	19	79
Deutsche Bank, Poland	125	55
Federal Bank	–	25
ICICI Bank	2,999	2,598
IDBI Bank	1,713	995
ING Vysya Bank	200	88
Indusind Bank	25	–
Indian Overseas Bank	718	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	280
National Australia Bank Limited, Australia	91	7
Nordbanken, Sweden	–	1
Oriental Bank of Commerce	91	824
Punjab National Bank	80	–
Ratnakar Bank	–	5
South Indian Bank	25	65
State Bank of Hyderabad	–	700
State Bank of India	58	58
Syndicate Bank	863	–
Union Bank of India	20	80
Vijaya Bank	855	380
Yes Bank	230	200
	20,794	17,003
Deposits with corporations
HDFC Limited	3,608	3,104
	3,608	3,104
Total	25,950	21,832

2.2 Available-for-sale financial assets

Investments in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are as follows:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Current
Liquid mutual fund units:
Cost and fair value	2,051	1,739
Fixed maturity plan securities:
Cost	143	–
Gross unrealised holding gains	3	–
Fair value	146	–
	2,197	1,739
Non-current
Quoted debt securities:
Cost	1,351	380
Gross unrealised holding gain/ (loss)	(106)	7
Fair value	1,245	387
Unquoted equity securities:
Cost	4	4
Gross unrealised holding gains	3	3
Fair value	7	7
	1,252	394
Total available-for-sale financial assets	3,449	2,133

Fixed maturity plan securities

The company has invested in fixed maturity plan securities. The fair value as of March 31, 2014 is 146 crore. The net unrealised gain of 2 crore, net of taxes of less than 1 crore has been recognised in other comprehensive income for the three months ended March 31, 2014. The net unrealised gain of 3 crore, net of taxes of less than 1 crore has been recognised in other comprehensive income for the year ended March 31, 2014. The fair value of 146 crore is based on the quoted prices as available on March 31, 2014.

Quoted debt securities:

The company has invested in quoted debt securities. The fair value of the non-current quoted debt securities as of March 31, 2014 and March 31, 2013 is 1,245 crore and 387 crore, respectively. The net unrealised loss of 22 crore and 100 crore, net of taxes of 3 crore and 13 crore has been recognised in other comprehensive income for the three months and year ended March 31, 2014, respectively. The fair value of 1,245 crore is based on the quoted prices as available on March 31, 2014.

Unquoted equity securities:

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2014 the remaining 21,54,100 shares were fair valued at 7 crore and the resultant unrealised gain of less than 1 crore, net of taxes of less than 1 crore has been recognised in other comprehensive income for the year ended March 31, 2014. The fair value of 7 crore each as of March 31, 2014 and March 31, 2013, respectively has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

Unrealised gain of less than 1 crore, net of taxes of less than 1 crore, has been recognised in other comprehensive income for the three months ended March 31, 2014.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish Systems LLC (formerly known as McCamish Systems LLC) (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition was 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively. The contingent consideration was estimated to be in the range between 23 crore and 33 crore.

During the three months and year ended March 31, 2014, the liability related to contingent consideration increased by 1 crore and 3 crore, respectively due to passage of time.

During March 2014, an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to the contingent consideration was conducted. Consequently, the entire contingent consideration was reversed in the statement of comprehensive income as it was estimated that the liability is no longer required.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realised. During the year ended March 31, 2014, based on an assessment made by the management, deferred consideration of 5 crore has been reversed in the statement of comprehensive income, as the same is no longer payable.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In  crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets - brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:

(In  crore)

Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement, one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and year ended March 31, 2014, a post-acquisition employee remuneration expense of 54 crore and 188 crore respectively, is recorded in cost of sales in the statement of comprehensive income. For the three months and year ended March 31, 2013, a post-acquisition employee remuneration expense of 55 crore is recorded in cost of sales in the statement of comprehensive income, respectively.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Current
Rental deposits	10	24
Security deposits with service providers	10	34
Loans and advances to employees	208	139
Prepaid expenses(1)	116	79
Interest accrued and not due	21	93
Withholding taxes(1)	1,052	800
Advance payments to vendors for supply of goods(1)	92	59
Deposit with corporation	979	762
Premiums held in trust(2)	135	117
Other assets	13	16
	2,636	2,123
Non-current
Loans and advances to employees	38	84
Deposit with corporation	43	36
Rental deposits	60	43
Security deposits with service providers	60	33
Prepaid expenses(1)	9	10
Prepaid gratuity and other benefits(1)	10	31
	220	237
	2,856	2,360
Financial assets in prepayments and other assets	1,577	1,381

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2014:

(In  crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2014	1,140	4,646	1,530	2,429	974	36	1,864	12,619
Additions	–	381	174	231	52	2	–	840
Deletions	–	–	–	(7)	(1)	(2)	(32)	(42)
Translation difference	–	(1)	(2)	6	(8)	–	–	(5)
Gross carrying value as of March 31, 2014	1,140	5,026	1,702	2,659	1,017	36	1,832	13,412
Accumulated depreciation as of January 1, 2014	–	(1,715)	(993)	(1,792)	(676)	(17)	–	(5,193)
Depreciation	–	(79)	(58)	(172)	(31)	(2)	–	(342)
Accumulated depreciation on deletions	–	–	–	7	1	1	–	9
Translation difference	–	–	3	(8)	6	–	–	1
Accumulated depreciation as of March 31, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	–	(5,525)
Carrying value as of January 1, 2014	1,140	2,931	537	637	298	19	1,864	7,426
Carrying value as of March 31, 2014	1,140	3,232	654	694	317	18	1,832	7,887

Proceeds on the sale of property, plant and equipment during the three months ended March 31, 2014 was 1 crore.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2013:

(In  crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2013	774	4,105	1,412	1,861	890	27	1,510	10,579
Additions	76	96	42	226	40	2	149	631
Deletions	–	(1)	(199)	(199)	(128)	(1)	–	(528)
Translation difference	–	(1)	(1)	(1)	(2)	(2)	1	(6)
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Accumulated depreciation as of January 1, 2013	–	(1,428)	(975)	(1,381)	(647)	(15)	–	(4,446)
Depreciation	–	(69)	(59)	(123)	(41)	–	–	(292)
Accumulated depreciation on deletions	–	–	199	198	128	1	–	526
Translation difference	–	–	–	2	2	–	–	4
Accumulated depreciation as of March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of January 1, 2013	774	2,677	437	480	243	12	1,510	6,133
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Proceeds on the sale of property, plant and equipment during the three months ended March 31, 2013 was 1 crore.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(In  crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Additions	291	827	445	760	200	11	357	2,891
Deletions	(1)	–	(3)	(27)	(2)	(5)	(185)	(223)
Translation difference	–	–	6	39	19	4	–	68
Gross carrying value as of March 31, 2014	1,140	5,026	1,702	2,659	1,017	36	1,832	13,412
Accumulated depreciation as of April 1, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Depreciation	–	(297)	(213)	(657)	(129)	(5)	–	(1,301)
Accumulated depreciation on deletions	–	–	3	27	2	3	–	35
Translation difference	–	–	(3)	(31)	(15)	(2)	–	(51)
Accumulated depreciation as of March 31, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	–	(5,525)
Carrying value as of April 1, 2013	850	2,702	419	583	242	12	1,660	6,468
Carrying value as of March 31, 2014	1,140	3,232	654	694	317	18	1,832	7,887

Proceeds on the sale of property, plant and equipment during the year ended March 31, 2014 was 3 crore.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:

(In  crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions through business combinations	–	–	2	12	28	16	–	58
Additions	145	333	189	690	129	3	626	2,115
Deletions	(4)	(1)	(200)	(211)	(129)	(1)	–	(546)
Translation difference	–	–	2	9	8	–	–	19
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Accumulated depreciation on acquired assets	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(272)	(237)	(406)	(167)	(3)	–	(1,085)
Accumulated depreciation on deletions	–	–	200	210	129	1	–	540
Translation difference	–	1	(1)	(8)	(4)	–	–	(12)
Accumulated depreciation as of March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Proceeds on the sale of property, plant and equipment during the year ended March 31, 2013 was 6 crore.

During the year ended March 31, 2014 and March 31, 2013, certain assets which were not in use having gross book value of 8 crore and 525 crore (carrying value Nil), respectively, were retired.

The depreciation expense for the three months and year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 359 crore and 358 crore as of March 31, 2014 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,363 crore and 1,696 crore, as of March 31, 2014 and March 31, 2013, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Carrying value at the beginning	1,976	993
Goodwill recognised on Lodestone acquisition (Refer note 2.3)	–	977
Goodwill recognised on Seabury & Smith acquisition (Refer note 2.3)	–	4
Translation differences	181	2
Carrying value at the end	2,157	1,976

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective this quarter, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2014.

(In  crore)

Segment	As of March 31, 2014
Financial services	448
Insurance	302
Manufacturing	458
Energy, Communication and services	212
Resources & utilities	97
Retail ,Consumer packaged goods and logistics	321
Life Sciences and Healthcare	130
Growth Market	189
Total	2,157

(In  crore)

Segment	As of March 31, 2013
Financial services and insurance	573
Manufacturing	429
Energy, utilities, communication and services	268
Retail, consumer packaged goods, logistics and life sciences	706
Total	1,976

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Insurance’ segment level.

The goodwill relating to Lodestone acquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2014:

(In  crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of January 1, 2014	388	35	21	11	72	29	9	565
Additions	–	–	–	–	–	–	–	–
Translation differences	(7)	–	–	–	(4)	(1)	–	(12)
Gross carrying value as of March 31, 2014	381	35	21	11	68	28	9	553
Accumulated amortization as of January 1, 2014	(116)	(25)	(17)	(11)	(3)	(17)	(6)	(195)
Amortization expense	(11)	(1)	(2)	–	–	(4)	(1)	(19)
Translation differences	2	–	–	–	–	1	–	3
Accumulated amortization as of March 31, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Carrying value as of January 1, 2014	272	10	4	–	69	12	3	370
Carrying value as of March 31, 2014	256	9	2	–	65	8	2	342

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2013:

(In  crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of January 1, 2013	351	33	21	11	62	25	9	512
Additions	–	–	–	–	–	–	–	–
Translation differences	(10)	(1)	–	–	(1)	(1)	–	(13)
Gross carrying value as of March 31, 2013	341	32	21	11	61	24	9	499
Accumulated amortization as of January 1, 2013	(70)	(19)	(10)	(11)	(1)	(2)	(2)	(115)
Amortization expense	(10)	–	(2)	–	–	(3)	(1)	(16)
Translation differences	–	–	–	–	–	–	–	–
Accumulated amortization as of March 31, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Carrying value as of January 1, 2013	281	14	11	–	61	23	7	397
Carrying value as of March 31, 2013	261	13	9	–	60	19	6	368

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(In  crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	341	32	21	11	61	24	9	499
Additions	–	–	–	–	–	–	–	–
Translation differences	40	3	–	–	7	4	–	54
Gross carrying value as of March 31, 2014	381	35	21	11	68	28	9	553
Accumulated amortization as of April 1, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Amortization expense	(43)	(4)	(7)	–	(1)	(14)	(4)	(73)
Translation differences	(2)	(3)	–	–	(1)	(1)	–	(7)
Accumulated amortization as of March 31, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Carrying value as of April 1, 2013	261	13	9	–	60	19	6	368
Carrying value as of March 31, 2014	256	9	2	–	65	8	2	342

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:

(In  crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	–	258
Additions through business combinations (Refer note 2.3)	201	1	–	–	–	25	–	227
Additions	–	–	–	–	–	–	9	9
Translation differences	2	–	–	–	4	(1)	–	5
Gross carrying value as of March 31, 2013	341	32	21	11	61	24	9	499
Accumulated amortization as of April 1, 2012	(55)	(14)	(5)	(11)	–	–	–	(85)
Amortization expense	(24)	(4)	(7)	–	(1)	(5)	(3)	(44)
Translation differences	(1)	(1)	–	–	–	–	–	(2)
Accumulated amortization as of March 31, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Carrying value as of April 1, 2012	83	17	16	–	57	–	–	173
Carrying value as of March 31, 2013	261	13	9	–	60	19	6	368

The estimated useful lives and remaining useful life of intangible assets as of March 31, 2014 are as follows:

Intangible asset	Asset acquisition/Business combination	Useful life	Remaining Useful life
Sub-contracting rights	Asset acquisition	3	1
Land use rights	Asset acquisition	50	47
Software	Asset acquisition	5	3
Customer contracts and relationships	Philips BPO	7	1
Customer contracts and relationships	McCamish	9	5
Customer contracts and relationships	Portland	10	8
Customer contracts and relationships	Seabury and Smith	5	3
Customer contracts	Lodestone	2	1
Customer relationships	Lodestone	10	9
Brand	Lodestone	2	1

The aggregate amortization expense included in cost of sales, for the three months and year ended March 31, 2014 and March 31, 2013 was 19 crore and 16 crore and 73 crore and 44 crore, respectively.

Research and development expense recognised in net profit in the consolidated statement of comprehensive income, for the three months and year ended March 31, 2014 and March 31, 2013 was 185 crore and 238 crore and 894 crore and 946 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(In  crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	25,950	–	–	–	25,950
Available-for-sale financial assets (Refer Note 2.2)	–	–	3,449	–	3,449
Investment in certificates of deposit	859	–	–	–	859
Trade receivables	8,351	–	–	–	8,351
Unbilled revenue	2,811	–	–	–	2,811
Prepayments and other assets (Refer Note 2.4)	1,577	–	–	–	1,577
Derivative financial instruments	–	215	–	–	215
Total	39,548	215	3,449	–	43,212
Liabilities:
Trade payables	–	–	–	173	173
Client deposits	–	–	–	40	40
Employee benefit obligations	–	–	–	954	954
Other liabilities (Refer Note 2.9)	–	–	–	3,855	3,855
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	–	–
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	255	255
Total	–	–	–	5,277	5,277

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:

(In  crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	21,832	–	–	–	21,832
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,133	–	2,133
Trade receivables	7,083	–	–	–	7,083
Unbilled revenue	2,435	–	–	–	2,435
Prepayments and other assets (Refer Note 2.4)	1,381	–	–	–	1,381
Derivative financial instruments	–	101	–	–	101
Total	32,731	101	2,133	–	34,965
Liabilities:
Trade payables	–	–	–	189	189
Client deposits	–	–	–	36	36
Employee benefit obligations	–	–	–	614	614
Other liabilities (Refer Note 2.9)	–	–	–	2,411	2,411
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	18	18
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	59	59
Total	–	–	–	3,327	3,327

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(In  crore)

	As of March 31, 2014	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	2,051	2,051	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	146	146	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,245	1,245	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	215	–	215	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

(In  crore)

	As of March 31, 2013	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,739	1,739	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	387	387	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

 (In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Interest income on deposits and certificates of deposit	582	490	2,156	1,792
Income from available-for-sale financial assets	58	54	224	230
	640	544	2,380	2,022

Derivative financial instruments

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward contracts:

	As of March 31, 2014		As of March 31, 2013
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	751	4,500	851	4,621
In Euro	64	531	62	431
In United Kingdom Pound Sterling	77	772	65	537
In Australian dollars	75	415	70	396
Option contracts
In U.S. dollars	20	120	–	–
Total forwards and options		6,338		5,985

The Group recognised a net gain on derivative financial instruments of 301 crore and a net loss 253 crore during the three months and year ended March 31, 2014 as against a net gain on derivative financial instruments of 202 crore and 77 crore during the three months and year ended March 31, 2013, which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Not later than one month	1,185	988
Later than one month and not later than three months	2,795	1,794
Later than three months and not later than one year	2,358	3,203
	6,338	5,985

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Aggregate amount of outstanding forward and option contracts	6,338	5,985
Gains / (losses) on outstanding forward and option contracts	215	101

The outstanding foreign exchange forward and option contracts as of March 31, 2014 and March 31, 2013, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(In  crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	865	102	198	182	376	1,723
Trade receivables	5,378	1,093	610	519	449	8,049
Unbilled revenue	1,624	383	132	194	247	2,580
Other assets	72	39	15	10	52	188
Trade payables	(19)	(17)	(8)	(2)	(98)	(144)
Client deposits	(18)	(17)	–	–	(5)	(40)
Accrued expenses	(763)	(156)	(61)	(34)	(184)	(1,198)
Employee benefit obligations	(382)	(73)	(40)	(133)	(98)	(726)
Other liabilities	(449)	(33)	(3)	(51)	(299)	(835)
Net assets / (liabilities)	6,308	1,321	843	685	440	9,597

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:

(In  crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,106	83	87	185	345	1,806
Trade receivables	4,684	828	568	416	360	6,856
Unbilled revenue	1,403	313	156	106	222	2,200
Other assets	539	33	31	17	153	773
Trade payables	(54)	(10)	(11)	(1)	(32)	(108)
Client deposits	(20)	(12)	–	–	(4)	(36)
Accrued expenses	(554)	(81)	2	(29)	(103)	(765)
Employee benefit obligations	(242)	(50)	(12)	(79)	(67)	(450)
Other liabilities	(1,006)	(309)	53	(56)	(146)	(1,464)
Net assets / (liabilities)	5,856	795	874	559	728	8,812

For the three months ended March 31, 2014 and March 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52 % and 0.51%, respectively.

For the year ended March 31, 2014 and March 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.48% and 0.53%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 8,351 crore and 7,083 crore as of March 31, 2014 and March 31, 2013, respectively and unbilled revenue amounting to 2,811 crore and 2,435 crore as of March 31, 2014 and March 31, 2013, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Revenue from top customer	3.6	3.6	3.8	3.8
Revenue from top five customers	14.1	14.7	14.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, 6,377 crore and 5,241 crore as of March 31, 2014 and March 31, 2013, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 18 crore and 4 crore as of March 31, 2014 and March 31, 2013, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(In  crore)

Period (in days)	As of
	March 31, 2014	March 31, 2013
Less than 30	1,369	1,324
31 – 60	252	245
61 – 90	124	101
More than 90	229	172
	1,974	1,842

The provision for doubtful trade receivables for the three months ended March 31, 2014 and March 31, 2013 was 47 crore and 11 crore. The provision for doubtful trade receivables for the year ended March 31, 2014 and March 31, 2013 was 138 crore and 35 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Balance at the beginning	177	97	95	85
Translation differences	(8)	(6)	6	(3)
Provisions for doubtful accounts receivable (refer note 2.10)	47	11	138	35
Trade receivables written off	(2)	(7)	(25)	(22)
Balance at the end	214	95	214	95

Liquidity risk

As of March 31, 2014, the Group had a working capital of 33,881 crore including cash and cash equivalents of 25,950 crore, current available-for-sale financial assets of 2,197 crore and investment in certificates of deposit of 859 crore. As of March 31, 2013, the Group had a working capital of 29,027 crore including cash and cash equivalents of 21,832 crore, current available-for-sale financial assets of 1,739 crore.

As of March 31, 2014 and March 31, 2013, the outstanding employee benefit obligations were 954 crore and 614 crore, respectively, which have been substantially funded. Further, as of March 31, 2014 and March 31, 2013, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	173	–	–	–	173
Client deposits	40	–	–	–	40
Other liabilities (Refer Note 2.9)	3,832	23	–	–	3,855
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	–	330	–	–	330

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	189	–	–	–	189
Client deposits	36	–	–	–	36
Other liabilities (Refer Note 2.9)	2,373	16	22	–	2,411
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	5	–	82	–	87

As of March 31, 2014 and March 31, 2013, the group had outstanding financial guarantees of 37 crore and 19 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2014 and March 31, 2013.

2.8 Provisions

Provisions comprise the following:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Provision for post sales client support and other provisions	379	213
	379	213

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

 (In crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Balance at the beginning	303	215	213	133
Provision recognised/ (reversed)	81	7	142	80
Provision utilized	–	–	(1)	(5)
Translation difference	(5)	(9)	25	5
Balance at the end	379	213	379	213

Provision for post sales client support and other provisions for the three months and year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the statement of comprehensive income.

As of March 31, 2014 and March 31, 2013, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 163 crore and 438 crore, respectively.

2.9 Other liabilities

Other liabilities comprise the following

(In crore)

	As of
	March 31, 2014	March 31, 2013
Current
Accrued compensation to employees	1,594	723
Accrued expenses	1,846	1,283
Withholding taxes payable (1)	912	699
Retainage	82	79
Unamortized negative past service cost (Refer Note 2.11.1) (1)	–	4
Liabilities of controlled trusts	151	148
Liability towards acquisition of business	–	5
Accrued gratuity	–	2
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	1	1
Premiums held in trust (2)	135	117
Others	24	21
	4,745	3,082
Non-current
Liability towards acquisition of business	255	72
Unamortized negative past service cost (Refer Note 2.11.1) (1)	–	11
Incentive accruals	23	38
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	45	28
	323	149
	5,068	3,231
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	3,855	2,411
Financial liability towards McCamish acquisition on a discounted basis	–	18
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	–	23
Financial liability towards other acquisitions on a discounted basis (Refer Note 2.3)	255	59
Financial liability towards other acquisitions on an undiscounted basis	330	87

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Employee benefit costs (Refer Note 2.11.4)	7,271	6,065	28,834	22,566
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	54	55	188	55
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	361	308	1,374	1,129
Travelling costs	386	358	1,697	1,509
Consultancy and professional charges	140	121	504	506
Software packages for own use	258	155	788	629
Third party items bought for service delivery	57	40	194	148
Communication costs	112	91	440	361
Cost of technical sub-contractors	416	424	1,951	1,459
Power and fuel	48	54	219	215
Office maintenance	98	76	385	316
Repairs and maintenance	58	43	194	167
Rates and taxes	34	18	101	79
Insurance charges	13	12	52	45
Commission	11	9	38	33
Branding and marketing expenses	24	28	132	137
Commission to non-whole time directors	1	2	9	8
Professional membership and seminar participation fees	5	4	17	16
Consumables	9	7	30	29
Provision for post-sales client support	45	7	54	80
Provision for doubtful account receivables (Refer Note 2.7)	47	11	138	35
Postage and courier	8	6	32	19
Printing and stationery	5	3	19	14
Donations	11	1	12	11
Operating lease payments (Refer Note 2.14)	82	61	319	249
Research grants	3	7	12	12
Bank charges	6	1	9	5
Recruitment and training	1	2	7	7
Others	30	23	343	84
Total cost of sales, selling and marketing expenses and administrative expenses	9,594	7,992	38,092	29,923

2.10.1 Break-up of expenses

Cost of sales

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Employee benefit costs	6,486	5,419	25,645	20,157
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	55	55	189	55
Depreciation and amortization	361	308	1,374	1,129
Travelling costs	293	282	1,364	1,180
Software packages for own use	253	153	778	626
Third party items bought for service delivery	57	40	194	148
Cost of technical sub-contractors	416	424	1,951	1,461
Consumables	8	6	27	25
Operating lease payments	57	37	213	155
Communication costs	44	33	162	124
Repairs and maintenance	23	23	108	84
Provision for post-sales client support	45	7	54	80
Others	19	15	82	56
Total	8,117	6,802	32,141	25,280

Selling and marketing expenses

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Employee benefit costs	529	421	2,167	1,602
Travelling costs	53	39	192	177
Branding and marketing	24	28	131	134
Operating lease payments	10	8	40	35
Communication costs	4	6	23	22
Commission	11	9	38	33
Consultancy and professional charges	2	5	19	25
Software packages for own use	5	2	10	3
Printing and stationery	–	–	1	1
Others	2	–	4	2
Total	640	518	2,625	2,034

Administrative expenses

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Employee benefit costs	256	225	1,022	807
Consultancy and professional charges	138	116	485	481
Repairs and maintenance	35	20	86	83
Office maintenance	98	76	385	316
Power and fuel	49	54	220	215
Communication costs	64	52	255	215
Travelling costs	40	37	141	152
Provision for doubtful accounts receivable	47	11	138	35
Rates and taxes	34	18	101	79
Insurance charges	13	12	52	45
Operating lease payments	14	16	65	59
Postage and courier	8	6	32	19
Printing and stationery	4	3	17	13
Branding and marketing	–	–	1	3
Commission to non-whole time directors	1	2	9	8
Professional membership and seminar participation fees	5	4	17	16
Consumables	1	1	3	4
Donations	11	1	12	11
Recruitment and training	1	2	7	7
Bank charges	2	1	9	5
Research grants	7	7	12	12
Cost of technical sub-contractors	–	–	–	(2)
Others	9	8	257	26
Total	837	672	3,326	2,609

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognised in the Group's financial statements as of March 31, 2014 and March 31, 2013:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Change in benefit obligations
Benefit obligations at the beginning	652	600
Service cost	99	201
Interest expense	47	37
Remeasurements of the net defined benefit liability/ (asset) *	9	NA
Actuarial (gains) / losses	NA	(25)
Curtailment	–	(69)
Benefits paid	(100)	(92)
Benefit obligations at the end	707	652
Change in plan assets
Fair value of plan assets at the beginning	681	613
Expected return on plan assets	NA	60
Interest income*	52	NA
Remeasurements- Return on plan assets excluding amounts included in interest income*	8	NA
Actuarial gains /(losses)	NA	–
Employer contributions	76	100
Benefits paid	(100)	(92)
Fair value of plan assets at the end	717	681
Funded status	10	29
Prepaid gratuity benefit	10	31
Accrued gratuity	–	(2)

*As per Revised IAS 19

Amount for the three months and year ended March 31, 2014 and March 31, 2013 recognised in net profit in the statement of comprehensive income:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Service cost	25	23	99	201
Net interest on the net defined benefit liability / (asset)*	(2)	NA	(5)	NA
Interest cost	NA	8	NA	37
Expected return on plan assets	NA	(15)	NA	(60)
Actuarial (gain) / loss	NA	9	NA	(25)
Curtailment	–	(14)	–	(69)
Plan amendments - past service cost	–	(1)	–	(4)
Net gratuity cost	23	10	94	80

*As per Revised IAS 19

Amount for the three months and year ended March 31, 2014 recognised in statement of other comprehensive income:

(In  crore)

	Three months ended March 31,	Year ended March 31,
	2014	2014
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	65	9
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	(8)
	62	1

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
(Gain)/loss from change in demographic assumptions	18	–	16	–
(Gain)/loss from change in financial assumptions	41	(4)	(24)	(28)
	59	(4)	(8)	(28)

The company has adopted Revised IAS 19 with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material.The impact on account of the revision in accounting policy is a reduction in retained earnings by 35 crore, an increase in other comprehensive income by 50 crore and write back of unamortized negative past service cost by 15 crore to retained earnings.

During the year ended March 31, 2013, the company aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment resulted in a curtailment gain of 69 crore for the year ended March 31, 2013, which has been recognised in the statement of comprehensive income.

Amounts recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Cost of sales	21	8	84	71
Selling and marketing expenses	2	1	7	6
Administrative expenses	–	1	3	3
	23	10	94	80

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which was being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. On adoption of Revised IAS 19, the unamortized negative past service cost of 15 crore as of March 31, 2013, has been credited to retained earnings.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and March 31, 2013 are set out below:

	As of
	March 31, 2014	March 31, 2013
Discount rate	9.2%	8.0%
Weighted average rate of increase in compensation levels	8.0%	7.3%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2014 and March 31, 2013 are given below:

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Discount rate	8.0%	8.6%	8.0%	8.6%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	NA*	9.5%	NA*	9.5%
Weighted average duration of defined benefit obligation*	9 years	NA	9 years	NA

*As per Revised IAS 19

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2014 and March 31, 2013 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months ended March 31, 2014 and March 31, 2013 were 12 crore each and for the year ended March 31, 2014 and March 31, 2013 was 60 crore each.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns have generally not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

As of March 31, 2014, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 33 crore.

As of March 31, 2014, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 27 crore.

As of March 31, 2014, every percentage point increase / decrease in attrition rate will affect our gratuity benefit obligation by approximately 4 crore.

The Company expects to contribute 110 crore to the gratuity trusts during the fiscal 2015.

Maturity profile of defined benefit obligation:

(in  crore)

Within 1 year	127
1-2 year	125
2-3 year	126
3-4 year	134
4-5 year	143
5-10 years	845

Sensitivity for significant actuarial assumptions is computed by varying the actuarial assumptions used for valuation of defined benefit obligation by one percentage.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 50 crore and 46 crore and 202 crore and 176 crore to the superannuation plan during the three months and year ended March 31, 2014 and March 31, 2013, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Cost of sales	45	41	180	157
Selling and marketing expenses	3	4	15	13
Administrative expenses	2	1	7	6
	50	46	202	176

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014 and March 31, 2013, respectively.

The details of fund and plan asset position are given below:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Plan assets at period end, at fair value	2,817	2,399
Present value of benefit obligation at period end	2,817	2,399
Asset recognised in balance sheet	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2014	March 31, 2013
Government of India (GOI) bond yield	9.2%	8.0%
Remaining term of maturity	8 years	8 years
Expected guaranteed interest rate	8.8%	8.3%

The Company contributed 75 crore and 70 crore and 295 crore and 268 crore to the provident fund during the three months and year ended March 31, 2014 and March 31, 2013, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Cost of sales	67	62	262	239
Selling and marketing expenses	5	5	22	19
Administrative expenses	3	3	11	10
	75	70	295	268

2.11.4 Employee benefit costs include:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Salaries and bonus	7,123	5,939	28,243	22,042
Defined contribution plans	59	53	235	204
Defined benefit plans	89	73	356	320
	7,271	6,065	28,834	22,566

The employee benefit cost is recognised in the following line items in the statement of comprehensive income:

 (In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Cost of sales	6,486	5,419	25,645	20,157
Selling and marketing expenses	529	421	2,167	1,602
Administrative expenses	256	225	1,022	807
	7,271	6,065	28,834	22,566

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognised in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2014 and March 31, 2013.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability/(asset).

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2014, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognised as distributions to equity shareholders for the year ended March 31, 2014 and March 31, 2013 was 47.00 and 47.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the year ended March 31, 2013 includes a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share.

The Board of Directors, in their meeting on October 11, 2013 declared an interim dividend of 20/- per equity share. Further the Board of directors, in their meeting on April 15, 2014 proposed a final dividend of 43/- per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014, and if approved, would result in a cash outflow of approximately 2,889 crore, inclusive of corporate dividend tax of 420 crore.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Interest income on deposits and certificates of deposit	582	490	2,156	1,792
Exchange gains/ (losses) on forward and options contracts	301	202	(253)	77
Exchange gains/ (losses) on translation of other assets and liabilities	(118)	(79)	483	181
Income from available-for-sale financial assets	58	54	224	230
Others	28	7	59	79
	851	674	2,669	2,359

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 82 crore and 61 crore and 319 crore and 249 crore for the three months and year ended March 31, 2014 and March 31, 2013, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Within one year of the balance sheet date	251	212
Due in a period between one year and five years	563	440
Due after five years	288	113

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan during the year ended March 31, 2013 and for the 1999 Plan the activity is set out below:

	Year ended March 31, 2013
	Shares arising out of options	Weighted average exercise price
1999 Plan:
Outstanding at the beginning	11,683	2,121
Forfeited and expired	(5,518)	2,121
Exercised	(6,165)	2,121
Outstanding at the end	–	–
Exercisable at the end	–	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374.

The share-based compensation recorded for the year ended March 31, 2013 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Current taxes
Domestic taxes	937	625	3,559	2,968
Overseas taxes	244	145	750	533
	1,181	770	4,309	3,501
Deferred taxes
Domestic taxes	(61)	(39)	(175)	(151)
Overseas taxes	20	11	(72)	17
	(41)	(28)	(247)	(134)
Income tax expense	1,140	742	4,062	3,367

Income tax expense for the three months ended March 31, 2014 and March 31, 2013 includes provision (net of reversals) of 7 crore and 17 crore pertaining to earlier periods. Income tax expense for the year ended March 31, 2014 and March 31, 2013 inlcudes reversal (net of provisions) of 22 crore and 8 crore pertaining to earlier periods.

Entire deferred income tax for the three months and year ended March 31, 2014 and March 31, 2013 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of 3 crore and Nil for the three months ended March 31, 2014 and March 31, 2013 and a reversal of deferred tax liability of 13 crore and 1 crore for the the year ended March 31, 2014 and March 31, 2013, respectively, relating to available-for-sale financial assets has been recognised in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Profit before income taxes	4,132	3,136	14,710	12,788
Enacted tax rates in India	33.99%	32.45%	33.99%	32.45%
Computed expected tax expense	1,404	1,017	5,000	4,149
Tax effect due to non-taxable income for Indian tax purposes	(410)	(313)	(1,553)	(1,122)
Temporary differences related to branch profits	–	27	(47)	27
Overseas taxes	189	101	603	393
Tax reversals, overseas and domestic	7	17	(22)	(8)
Effect of exempt income	(19)	(24)	(77)	(93)
Effect of unrecognised deferred tax assets	21	(17)	95	46
Effect of differential overseas tax rates	15	2	3	(4)
Effect of non-deductible expenses	44	31	227	43
Taxes on dividend received from subsidiary	4	–	4	13
Additional deduction on research and development expense	(121)	(82)	(177)	(82)
Others	6	(17)	6	5
Income tax expense	1,140	742	4,062	3,367

The applicable Indian statutory tax rates for fiscal 2014 and fiscal 2013 are 33.99% and 32.45%, respectively. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act, 2013.

During the year ended March 31, 2014 and March 31, 2013 the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which is effective from 23rd November, 2011. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the Company has benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and the company continues to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2014, Infosys' U.S. branch net assets amounted to approximately 4,283 crore. As of March 31, 2014, the Company has provided for branch profit tax of 303 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognised on temporary differences amounting to 2,603 crore and 1,923 crore as of March 31, 2014 and March 31, 2013, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2014 and March 31, 2013:

	As at
	March 31, 2014	March 31, 2013
Income tax assets	1,522	1,092
Current income tax liabilities	2,187	1,329
Net current income tax asset/ (liability) at the end	(665)	(237)

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2014 and March 31, 2013 is as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Net current income tax asset/ (liability) at the beginning	(475)	(198)	(237)	(17)
Additions through business combination	–	–	–	(13)
Translation differences	(12)	(11)	3	3
Income tax paid	1,003	742	3,878	3,291
Current income tax expense (Refer Note 2.16)	(1,181)	(770)	(4,309)	(3,501)
Income tax on other comprehensive income	–	–	–	–
Net current income tax asset/ (liability) at the end	(665)	(237)	(665)	(237)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets
Property, plant and equipment	392	358
Minimum alternate tax credit carry-forwards	16	37
Computer software	50	46
Accrued compensation to employees	43	30
Trade receivables	47	19
Compensated absences	268	146
Accumulated losses	4	36
Available-for-sale financial asset	12	–
Post sales client support	98	67
Others	34	29
Total deferred income tax assets	964	768
Deferred income tax liabilities
Intangible asset	(63)	(68)
Temporary difference related to branch profits	(303)	(315)
Available-for-sale financial asset	(1)	(1)
Others	(5)	–
Total deferred income tax liabilities	(372)	(384)
Deferred income tax assets after set off	656	503
Deferred income tax liabilities after set off	(64)	(119)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In  crore)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets to be recovered after 12 months	673	600
Deferred income tax assets to be recovered within 12 months	291	168
Total deferred income tax assets	964	768
Deferred income tax liabilities to be settled after 12 months	(292)	(254)
Deferred income tax liabilities to be settled within 12 months	(80)	(130)
Total deferred income tax liabilities	(372)	(384)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realised. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realisable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and year ended March 31, 2014 and March 31, 2013 is as follows:

(In  crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Net deferred income tax asset at the beginning	541	337	384	304
Additions through business combination (Refer Note 2.3)	–	–	–	(37)
Translation differences	7	19	(52)	(18)
Credits relating to temporary differences (Refer Note 2.16)	41	28	247	134
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	3	–	13	1
Net deferred income tax asset at the end	592	384	592	384

The credits relating to temporary differences are primarily on account of compensated absences, trade receivables, accumulated losses, accrued compensation to employees, post sales client support and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 16 crore and 37 crore has been recognised on the balance sheet as of March 31, 2014 and March 31, 2013, respectively, which can be carried forward for a period of ten years from the year of recognition.

As of March 31, 2014 and March 31, 2013, claims against the company not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 1,716 crore and 1,087 crore) amounted to 19 crore and 97 crore, respectively

Demands from the Indian Income tax authorities include payment of additional tax of 1,548 crore (1,088 crore), including interest of 430 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax(Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	57,14,02,566	57,14,02,566	57,14,02,566	57,13,99,238
Effect of dilutive common equivalent shares - share options outstanding	–	–	–	853
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	57,14,02,566	57,14,02,566	57,14,02,566	57,14,00,091

(1) Excludes treasury shares

For the three months and year ended March 31, 2014 and March 31, 2013 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars		Holding as of
	Country	March 31, 2014	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services	USA	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	USA	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4)(Refer to Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)(Refer to Note 2.3)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	–
Lodestone Holding AG (6)(Refer to Note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	USA	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.

(2) Incorporated effective June 25, 2013

(3) Wholly owned subsidiaries of Infosys BPO.

(4) On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

(5) Under liquidation

(6) On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG

(7) Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012

(8) Liquidated effective February 14, 2013

(9) Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012

(10) Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation

(11) Incorporated effective January 10, 2013

(12) Wholly owned subsidiary of Lodestone Management Consultants AG

(13) Liquidated effective December 31, 2013

(14) Incorporated effective February 14, 2014.

Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

(15) Incorporated effective February 14, 2014.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(In crore)

	Three months ended March 31,		Year ended March 31,
	2014	2013	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council	26	9	62	42
Commission and other benefits to non-executive/independent directors	2	2	10	9
Total compensation to key managerial personnel	28	11	72	51

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and, Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognised.

2.19.1 Business segments

(In crore)

Three months ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	3,749	2,809	2,075	2,132	844	1,266	12,875
Identifiable operating expenses	1,701	1,443	946	996	432	553	6,071
Allocated expenses	859	661	496	509	207	429	3,161
Segment profit	1,189	705	633	627	205	284	3,643
Unallocable expenses							362
Operating profit							3,281
Other income, net							851
Profit before income taxes							4,132
Income tax expense							1,140
Net profit							2,992
Depreciation and amortization							361
Non-cash expenses other than depreciation and amortization							1

(In  crore)

Three months ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	3,160	2,186	1,656	1,684	697	1,071	10,454
Identifiable operating expenses	1,396	1,144	767	817	338	486	4,948
Allocated expenses	789	584	442	449	186	286	2,736
Segment profit	975	458	447	418	173	299	2,770
Unallocable expenses							308
Operating profit							2,462
Other income, net							674
Profit before income taxes							3,136
Income tax expense							742
Net profit							2,394
Depreciation and amortization							308
Non-cash expenses other than depreciation and amortization							–

(In crore)

Year ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	14,698	10,853	7,932	8,346	3,399	4,905	50,133
Identifiable operating expenses	6,736	5,570	3,594	3,949	1,764	2,253	23,866
Allocated expenses	3,613	2,831	2,064	2,176	886	1,279	12,849
Segment profit	4,349	2,452	2,274	2,221	749	1,373	13,418
Unallocable expenses							1,377
Operating profit							12,041
Other income, net							2,669
Profit before income taxes							14,710
Income tax expense							4,062
Net profit							10,648
Depreciation and amortization							1,374
Non-cash expenses other than depreciation and amortization							3

(In crore)

Year ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	12,240	8,352	6,407	6,845	2,363	4,145	40,352
Identifiable operating expenses	5,344	4,016	2,959	2,981	1,094	1,879	18,273
Allocated expenses	3,091	2,206	1,693	1,806	626	1,095	10,517
Segment profit	3,805	2,130	1,755	2,058	643	1,171	11,562
Unallocable expenses							1,133
Operating profit							10,429
Other income, net							2,359
Profit before income taxes							12,788
Income tax expense							3,367
Net profit							9,421
Depreciation and amortization							1,129
Non-cash expenses other than depreciation and amortization							4

2.19.2 Geographic segments

(In crore)

Three months ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	7,700	3,246	339	1,590	12,875
Identifiable operating expenses	3,531	1,704	186	650	6,071
Allocated expenses	1,919	804	72	366	3,161
Segment profit	2,250	738	81	574	3,643
Unallocable expenses					362
Operating profit					3,281
Other income, net					851
Profit before income taxes					4,132
Income tax expense					1,140
Net profit					2,992
Depreciation and amortization					361
Non-cash expenses other than depreciation and amortization					1

(In crore)

Three months ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	6,290	2,616	254	1,294	10,454
Identifiable operating expenses	3,012	1,205	146	585	4,948
Allocated expenses	1,678	686	54	318	2,736
Segment profit	1,600	725	54	391	2,770
Unallocable expenses					308
Operating profit					2,462
Other income, net					674
Profit before income taxes					3,136
Income tax expense					742
Net profit					2,394
Depreciation and amortization					308
Non-cash expenses other than depreciation and amortization					–

(In crore)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	30,413	12,250	1,294	6,176	50,133
Identifiable operating expenses	14,482	6,017	663	2,704	23,866
Allocated expenses	8,012	3,115	275	1,447	12,849
Segment profit	7,919	3,118	356	2,025	13,418
Unallocable expenses					1,377
Operating profit					12,041
Other income, net					2,669
Profit before income taxes					14,710
Income tax expense					4,062
Net profit					10,648
Depreciation and amortization					1,374
Non-cash expenses other than depreciation and amortization					3

(In crore)

Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	25,103	9,338	841	5,070	40,352
Identifiable operating expenses	11,259	4,284	500	2,230	18,273
Allocated expenses	6,622	2,442	189	1,264	10,517
Segment profit	7,222	2,612	152	1,576	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1,129
Non-cash expenses other than depreciation and amortization					4

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2014 and March 31, 2013.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that:

•	the company will pay to the United States an aggregate amount equal to 213 crore;

•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and

•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);

•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits);

•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and

•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not to impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2014 and the consolidated year to date financial results for the period from 1 April 2013 to 31 March 2014, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:

1.	Infosys Limited;
2.	Infosys BPO Limited;
3.	Infosys BPO s.r.o;
4.	Infosys Consulting India Limited;
5.	Infosys Tecnologia Do Brasil LTDA;
6.	Infosys Technologies (Australia) Pty. Limited;
7.	Infosys Technologies (China) Co., Ltd.;
8.	Infosys McCamish Systems, LLC;
9.	Infosys Public Services, Inc.;
10.	Infosys Technologies S. de R.L. de C.V.;
11.	Infosys Technologies (Sweden) AB;
12.	Infosys BPO Poland SP Z O O;
13.	Infosys Technologies (Shanghai) Co., Ltd;
14.	Infosys Americas Inc.;
15.	Portland Group Pty Ltd;
16.	Portland Procurement Services Pty Ltd;
17.	Lodestone Holding AG;
18.	Lodestone Management Consultants (Canada) Inc.;
19.	Lodestone Management Consultants Inc.;
20.	Lodestone Management Consultants Pty Limited;
21.	Lodestone Management Consultants AG;
22.	Lodestone Augmentis AG;
23.	Hafner Bauer & Ödman GmbH;
24.	Lodestone Management Consultants (Belgium) NV;
25.	Lodestone Management Consultants GmbH, Austria;
26.	Lodestone Management Consultants Ltd.;
27.	Lodestone Management Consultants B.V.;
28.	Lodestone Management Consultants Ltda.;
29.	Lodestone Management Consultants Sp. z.o.o.;
30.	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
31.	Lodestone Management Consultants S.R.L..;
32.	Lodestone Management Consultants Pte. Ltd.;
33.	Lodestone Management Consultants SAS;
34.	Lodestone Management Consultants s.r.o.;
35.	Lodestone Management Consultants GmbH, (Germany);
36.	S.C.Lodestone Management Consultants S.R.L.; and
37.	Lodestone Management Consultants Co. Ltd
38.	Edgeverve Systems Limited
39.	Infosys BPO, S de R.L. de C.V.

(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2014 as well as the consolidated year to date results for the period from 1 April 2013 to 31 March 2014.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W

Akhil Bansal
Partner
Membership number: 090906

Bangalore

15 April 2014

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries, which comprise the consolidated Balance Sheet as at March 31, 2014, the consolidated statement of Comprehensive Income, the consolidated Statement of Changes in Equity and Cash Flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated Balance Sheet, of the financial position of the Company as at March 31, 2014;
(b)	in the case of the consolidated Statement of Comprehensive Income, of the financial performance for year ended on that date;
(c)	in the case of the consolidated Statement of Changes in Equity, of the changes in equity for the year ended on that date; and
(d)	in the case of the consolidated statement of Cash Flows, of the cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W

Akhil Bansal

Partner

Membership Number: 090906

Bangalore

April 15, 2014

Infosys Limited and subsidiaries

(In crore except share data)

Consolidated Balance Sheets as of	Note	March 31, 2014	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	2.1	25,950	21,832
Available-for-sale financial assets	2.2	2,197	1,739
Investment in Certificates of deposit		859	–
Trade receivables		8,351	7,083
Unbilled revenue		2,811	2,435
Prepayments and other current assets	2.4	2,636	2,123
Derivative financial instruments	2.7	215	101
Total current assets		43,019	35,313
Non-current assets
Property, plant and equipment	2.5	7,887	6,468
Goodwill	2.6	2,157	1,976
Intangible assets	2.6	342	368
Available-for-sale financial assets	2.2	1,252	394
Deferred income tax assets	2.16	656	503
Income tax assets	2.16	1,522	1,092
Other non-current assets	2.4	220	237
Total non-current assets		14,036	11,038
Total assets		57,055	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables		173	189
Current income tax liabilities	2.16	2,187	1,329
Client deposits		40	36
Unearned revenue		660	823
Employee benefit obligations		954	614
Provisions	2.8	379	213
Other current liabilities	2.9	4,745	3,082
Total current liabilities		9,138	6,286
Non-current liabilities
Deferred income tax liabilities	2.16	64	119
Other non-current liabilities	2.9	323	149
Total liabilities		9,525	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of March 31, 2014 and March 31, 2013, respectively		286	286
Share premium		3,090	3,090
Retained earnings		43,584	36,114
Other components of equity		570	307
Total equity attributable to equity holders of the Company		47,530	39,797
Non-controlling interests		–	–
Total equity		47,530	39,797
Total liabilities and equity		57,055	46,351

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore except share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Year ended March 31,
		2014	2013
Revenues		50,133	40,352
Cost of sales	2.10	32,141	25,280
Gross profit		17,992	15,072
Operating expenses:
Selling and marketing expenses	2.10	2,625	2,034
Administrative expenses	2.10	3,326	2,609
Total operating expenses		5,951	4,643
Operating profit		12,041	10,429
Other income, net	2.13	2,669	2,359
Profit before income taxes		14,710	12,788
Income tax expense	2.16	4,062	3,367
Net profit		10,648	9,421
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/(asset)	2.11	(1)	–
		(1)	–
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial assets (refer note 2.2 and 2.16)		(97)	3
Exchange differences on translation of foreign operations		311	34
		214	37
Total other comprehensive income, net of tax		213	37
Total comprehensive income		10,861	9,458
Profit attributable to:
Owners of the company		10,648	9,421
Non-controlling interests		–	–
		10,648	9,421
Total comprehensive income attributable to:
Owners of the company		10,861	9,458
Non-controlling interests		–	–
		10,861	9,458
Earnings per equity share
Basic ()		186.35	164.87
Diluted ()		186.35	164.87
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,14,02,566	57,13,99,238
Diluted		57,14,02,566	57,14,00,091

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the year ended March 31, 2013
Shares issued on exercise of employee stock options	6,165	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(3,123)	–	(3,123)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	3	3
Net profit	–	–	–	9,421	–	9,421
Exchange differences on translation of foreign operations	–	–	–	–	34	34
Balance as of March 31, 2013	57,14,02,566	286	3,090	36,114	307	39,797
Changes in equity for the year ended March 31, 2014
Remeasurement of the net defined benefit liability/(asset), net of tax effect (refer note 2.11)	–	–	–	–	(1)	(1)
Change in accounting policy -Adoption of Revised IAS 19 (refer note 2.11)	–	–	–	(35)	50	15
Dividends (including corporate dividend tax)	–	–	–	(3,143)	–	(3,143)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(97)	(97)
Net profit	–	–	–	10,648	–	10,648
Exchange differences on translation of foreign operations	–	–	–	–	311	311
Balance as of March 31, 2014	57,14,02,566	286	3,090	43,584	570	47,530

* excludes treasury shares of 28,33,600 held by consolidated trust.

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2014	2013
Operating activities:
Net profit		10,648	9,421
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	1,374	1,129
Income tax expense	2.16	4,062	3,367
Income on available-for-sale financial assets and certificates of deposits		(266)	(245)
Loss/ (profit) on sale of property, plant and equipment		–	(1)
Effect of exchange rate changes on assets and liabilities		48	20
Deferred purchase price		188	55
Reversal of contingent consideration		(29)	–
Other non-cash item		1	(1)
Changes in working capital
Trade receivables		(1,268)	(989)
Prepayments and other assets		(364)	(450)
Unbilled revenue		(376)	(478)
Trade payables		31	124
Client deposits		4	21
Unearned revenue		(163)	266
Other liabilities and provisions		2,175	530
Cash generated from operations		16,065	12,769
Income taxes paid	2.16	(3,878)	(3,291)
Net cash provided by operating activities		12,187	9,478
Investing activities:
Payment for acquisition of intangible assets	2.6	–	(162)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(2,745)	(1,928)
Payment for acquisition of business, net of cash acquired	2.3	–	(1,157)
Loans to employees		(23)	(57)
Deposits placed with corporation		(224)	(248)
Income on available-for-sale financial assets and certificates of deposits		204	225
Investment in quoted debt securities	2.2	(936)	(379)
Redemption of quoted debt securities		2	–
Investment in certificates of deposit		(1,280)	–
Redemption of certificates of deposit		450	365
Investment in liquid mutual fund units		(22,691)	(22,010)
Redemption of liquid mutual fund units		22,383	20,300
Investment in fixed maturity plan securities		(143)	–
Net cash provided by / (used in) investing activities		(5,003)	(5,051)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		–	1
Repayment of borrowings taken over from Lodestone		–	(89)
Payment of dividends		(2,686)	(2,685)
Payment of corporate dividend tax		(457)	(438)
Net cash used in financing activities		(3,143)	(3,211)
Effect of exchange rate changes on cash and cash equivalents		77	25
Net increase/(decrease) in cash and cash equivalents		4,041	1,216
Cash and cash equivalents at the beginning	2.1	21,832	20,591
Cash and cash equivalents at the end	2.1	25,950	21,832
Supplementary information:
Restricted cash balance	2.1	318	305

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Notes to the Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Consulting India Limited, Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company was listed in NYSE Euronext London and NYSE Euronext Paris on February 20, 2013.

The Group’s consolidated financial statements were authorized for issue by the company’s Board of Directors on April 15, 2014.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1.3 Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

a.	Amendments to IFRS 7 Financial Instruments: Disclosures*
b.	IFRS 10 Consolidated Financial Statements (2011) (Refer 1.4)
c.	IFRS 11 Joint Arrangements*
d.	IFRS 12 Disclosure of Interests in Other Entities*
e.	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments” of these consolidated financial statements.

f.	Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

g.	IAS 19 Employee Benefits (2011) (Revised IAS 19) Refer 1.19.1
h.	Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*

* The adoption of these standards does not have any impact on the audited consolidated financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.7 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Building	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.9 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.10 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.11 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reveiwed at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.12 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the group believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.13 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.14 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.15 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.16 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and Infosys Americas are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.17 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.18 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.19 Employee benefits

1.19.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability.The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) on plan assets to be considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.19.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.20 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.23 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.24 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.25 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.26 Recent accounting pronouncements

1.26.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date to adopt IFRS 9 is yet to be notified. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities : In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

an entity currently has a legally enforceable right to set-off if that right is-
-	not contingent on future event; and
-	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
-	eliminate or result in insignificant credit and liquidity risk; and
-	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group has evaluated the requirements of IAS 32 amendments and these requirements are not expected to have a material impact on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Cash and bank deposits	22,342	18,728
Deposits with corporations	3,608	3,104
	25,950	21,832

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of 318 crore and 305 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Current Accounts
ANZ Bank, Taiwan	1	2
Bank of America, Mexico	4	4
Bank of America, USA	713	904
Bank Zachodni WBK S.A	–	3
Barclays Bank, UK	112	12
Bonz Bank, Australia	2	–
China Merchants Bank, China	2	1
China Merchants Bank, China ( in U.S Dollar Account)	2	–
CIC Bank, France	5	–
Citibank EEFC, India (U.S. Dollar account)	–	111
Citibank N.A, China	51	46
Citibank N.A, China (U.S. Dollar account)	–	1
Citibank N.A, Costa Rica	1	1
Citibank N.A., Czech Republic	1	2
Citibank NA, Australia	78	174
Citibank NA, Brazil	36	14
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. Dollar account)	1	2
Citibank NA, India	2	14
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	–
Citibank NA, Singapore	4	–
Citibank NA, South Africa	4	1
Citibank NA, Thailand	1	1
Commerzbank, Germany	7	8
Deutsche Bank, India	8	11
Deutsche Bank, Philippines	6	3
Deutsche Bank, Philippines (U.S. Dollar account)	29	1
Deutsche Bank, Poland	1	12
Deutsche Bank, Poland (Euro account)	–	2
Deutsche Bank-EEFC (Australian Dollar account)	8	–
Deutsche Bank-EEFC (Euro account)	8	21
Deutsche Bank-EEFC (Swiss Franc account)	1	2
Deutsche Bank-EEFC (U.S. Dollar account)	64	64
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	11	–
Deutsche Bank, Belgium	12	10
Deutsche Bank, Czech Republic	2	3
Deutsche Bank, Czech Republic (Euro account)	8	5
Deutsche Bank, Czech Republic (U.S. Dollar account)	14	2
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, Netherlands	17	11
Deutsche Bank, Russia	2	1
Deutsche Bank, Russia (U.S. Dollar account)	13	1
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (U.S. Dollar Account)	2	–
Deutsche Bank, Transze	–	1
Deutsche Bank, United Kingdom	74	70
HDFC Bank-Unclaimed dividend account	1	1
HSBC Bank, Brazil	3	2
ICICI Bank, India	36	50
ICICI Bank-EEFC (Euro account)	1	2
ICICI Bank-EEFC (U.S. Dollar account)	16	13
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	6
ICICI Bank-Unclaimed dividend account	2	2
ING, Belgium	3	2
Landbouwkrediet, Belgium (Euro account)	–	1
Nordbanken, Sweden	17	2
Punjab National Bank, India	4	3
Raiffeisen Bank, Romania	1	–
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
Royal Bank of Scotland, China	38	52
Royal Bank of Scotland, China (U.S. Dollar account)	6	4
Shanghai Pudong Development Bank, China	1	1
Standard Chartered, Argentina	1	–
State Bank of India, India	9	–
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	–	1
UBS AG (U.S. Dollar Account)	1	–
UBS AG, Switzerland	5	1
UBS AG,Switzerland (Euro Account)	1	–
Westpac, Australia	5	2
	1,548	1,725
Deposit Accounts
Andhra Bank	753	704
Allahabad Bank	1,011	275
Axis Bank	1,080	1,060
ANZ Bank	–	6
Bank of America, Mexico	–	15
Bank of Baroda	2,205	1,919
Bank of India	2,541	1,891
Canara Bank	2,353	2,186
Central Bank of India	1,555	1,262
Corporation Bank	1,134	779
Citibank, China	19	79
Deutsche Bank, Poland	125	55
Federal Bank	–	25
ICICI Bank	2,999	2,598
IDBI Bank	1,713	995
ING Vysya Bank	200	88
Indusind Bank	25	–
Indian Overseas Bank	718	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	280
National Australia Bank Limited, Australia	91	7
Nordbanken, Sweden	–	1
Oriental Bank of Commerce	91	824
Punjab National Bank	80	–
Ratnakar Bank	–	5
South Indian Bank	25	65
State Bank of Hyderabad	–	700
State Bank of India	58	58
Syndicate Bank	863	–
Union Bank of India	20	80
Vijaya Bank	855	380
Yes Bank	230	200
	20,794	17,003
Deposits with corporations
HDFC Limited	3,608	3,104
	3,608	3,104
Total	25,950	21,832

2.2 Available-for-sale financial assets

Investments in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are as follows:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Current
Liquid mutual fund units:
Cost and fair value	2,051	1,739
Fixed maturity plan securities:
Cost	143	–
Gross unrealised holding gains	3	–
Fair value	146	–
	2,197	1,739
Non-current
Quoted debt securities:
Cost	1,351	380
Gross unrealised holding gain/ (loss)	(106)	7
Fair value	1,245	387
Unquoted equity securities:
Cost	4	4
Gross unrealised holding gains	3	3
Fair value	7	7
	1,252	394
Total available-for-sale financial assets	3,449	2,133

Fixed maturity plan securities:

The company has invested in fixed maturity plan securities. The fair value as of March 31, 2014 is 146 crore. The net unrealized gain of 3 crore, net of taxes of less than 1 crore has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value of 146 crore is based on the quoted prices as available on March 31, 2014.

Quoted debt securities:

The company has invested in quoted debt securities. The fair value of the non-current quoted debt securities as of March 31, 2014 and March 31, 2013 is 1,245 crore and 387 crore, respectively. The net unrealized loss of 100 crore, net of taxes of 13 crore has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value of 1,245 crore is based on the quoted prices as available on March 31, 2014.

Unquoted equity securities:

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2014, the remaining 21,54,100 shares were fair valued at 7 crore and the resultant unrealized gain of less than 1 crore, net of taxes of less than 1 crore has been recognized in other comprehensive income for the year ended March 31, 2014. The fair value of 7 crore each as of March 31, 2014 and March 31, 2013, respectively has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish Systems LLC (formerly known as McCamish Systems LLC) (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition was 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively. The contingent consideration was estimated to be in the range between 23 crore and 33 crore.

During the year ended March 31, 2014, the liability related to contingent consideration increased by 3 crore due to passage of time.

During March 2014, an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to the contingent consideration was conducted. Consequently, the entire contingent consideration was reversed in the statement of comprehensive income as it was estimated that the liability is no longer required.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the year ended March 31, 2014, based on an assessment made by the management, deferred consideration of 5 crore has been reversed in the statement of comprehensive income, as the same is no longer payable.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets - brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement, one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the year ended March 31, 2014 and March 31, 2013, a post-acquisition employee remuneration expense of 188 crore and 55 crore, respectively, is recorded in cost of sales in the statement of comprehensive income.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Current
Rental deposits	10	24
Security deposits with service providers	10	34
Loans and advances to employees	208	139
Prepaid expenses (1)	116	79
Interest accrued and not due	21	93
Withholding taxes (1)	1,052	800
Advance payments to vendors for supply of goods (1)	92	59
Deposit with corporation	979	762
Premiums held in trust (2)	135	117
Other assets	13	16
	2,636	2,123
Non-current
Loans and advances to employees	38	84
Deposit with corporation	43	36
Rental deposits	60	43
Security deposits with service providers	60	33
Prepaid expenses (1)	9	10
Prepaid gratuity and other benefits (1)	10	31
	220	237
	2,856	2,360
Financial assets in prepayments and other assets	1,577	1,381

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Additions	291	827	445	760	200	11	357	2,891
Deletions	(1)	–	(3)	(27)	(2)	(5)	(185)	(223)
Translation difference	–	–	6	39	19	4	–	68
Gross carrying value as of March 31, 2014	1,140	5,026	1,702	2,659	1,017	36	1,832	13,412
Accumulated depreciation as of April 1, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Depreciation	–	(297)	(213)	(657)	(129)	(5)	–	(1,301)
Accumulated depreciation on deletions	–	–	3	27	2	3	–	35
Translation difference	–	–	(3)	(31)	(15)	(2)	–	(51)
Accumulated depreciation as of March 31, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	–	(5,525)
Carrying value as of April 1, 2013	850	2,702	419	583	242	12	1,660	6,468
Carrying value as of March 31, 2014	1,140	3,232	654	694	317	18	1,832	7,887

Proceeds on the sale of property, plant and equipment during the year ended March 31, 2014 was 3 crore.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2013:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions through business combinations	–	–	2	12	28	16	–	58
Additions	145	333	189	690	129	3	626	2,115
Deletions	(4)	(1)	(200)	(211)	(129)	(1)	–	(546)
Translation difference	–	–	2	9	8	–	–	19
Gross carrying value as of March 31, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Accumulated depreciation on acquired assets	–	–	(2)	(7)	(13)	(8)	–	(30)
Depreciation	–	(272)	(237)	(406)	(167)	(3)	–	(1,085)
Accumulated depreciation on deletions	–	–	200	210	129	1	–	540
Translation difference	–	1	(1)	(8)	(4)	–	–	(12)
Accumulated depreciation as of March 31, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of March 31, 2013	850	2,702	419	583	242	12	1,660	6,468

Proceeds on the sale of property, plant and equipment during the year ended March 31, 2013 was 6 crore.

During the year ended March 31, 2014 and March 31, 2013, certain assets which were not in use having gross book value of 8 crore and 525 crore (carrying value Nil), respectively, were retired.

The depreciation expense for the year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 359 crore and 358 crore as of March 31, 2014 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,363 crore and 1,696 crore, as of March 31, 2014 and March 31, 2013, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Carrying value at the beginning	1,976	993
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	–	977
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	–	4
Translation differences	181	2
Carrying value at the end	2,157	1,976

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective this quarter, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2014.

(In crore)

Segment	As of March 31, 2014
Financial services	448
Insurance	302
Manufacturing	458
Energy, Communication and services	212
Resources & utilities	97
Retail ,Consumer packaged goods and logistics	321
Life Sciences and Healthcare	130
Growth Market	189
Total	2,157

(In crore)

Segment	As of March 31, 2013
Financial services and insurance	573
Manufacturing	429
Energy, utilities, communication and services	268
Retail, consumer packaged goods, logistics and life sciences	706
Total	1,976

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the Insurance’ segment level.

The goodwill relating to Lodestone acquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	341	32	21	11	61	24	9	499
Additions	–	–	–	–	–	–	–	–
Translation differences	40	3	–	–	7	4	–	54
Gross carrying value as of March 31, 2014	381	35	21	11	68	28	9	553
Accumulated amortization as of April 1, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Amortization expense	(43)	(4)	(7)	–	(1)	(14)	(4)	(73)
Translation differences	(2)	(3)	–	–	(1)	(1)	–	(7)
Accumulated amortization as of March 31, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Carrying value as of April 1, 2013	261	13	9	–	60	19	6	368
Carrying value as of March 31, 2014	256	9	2	–	65	8	2	342

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2013:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	–	258
Additions through business combinations (Refer note 2.3)	201	1	–	–	–	25	–	227
Additions	–	–	–	–	–	–	9	9
Translation differences	2	–	–	–	4	(1)	–	5
Gross carrying value as of March 31, 2013	341	32	21	11	61	24	9	499
Accumulated amortization as of April 1, 2012	(55)	(14)	(5)	(11)	–	–	–	(85)
Amortization expense	(24)	(4)	(7)	–	(1)	(5)	(3)	(44)
Translation differences	(1)	(1)	–	–	–	–	–	(2)
Accumulated amortization as of March 31, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Carrying value as of April 1, 2012	83	17	16	–	57	–	–	173
Carrying value as of March 31, 2013	261	13	9	–	60	19	6	368

The estimated useful lives and remaining useful life of intangible assets as of March 31, 2014 are as follows:

Intangible asset	Asset acquisition/ Business combination	Useful life	Remaining Useful life
Sub-contracting rights	Asset acquisition	3	1
Land use rights	Asset acquisition	50	47
Software	Asset acquisition	5	3
Customer contracts and relationships	Philips BPO	7	1
Customer contracts and relationships	McCamish	9	5
Customer contracts and relationships	Portland	10	8
Customer contracts and relationships	Seabury and Smith	5	3
Customer contracts	Lodestone	2	1
Customer relationships	Lodestone	10	9
Brand	Lodestone	2	1

The aggregate amortization expense included in cost of sales, for the year ended March 31, 2014 and March 31, 2013 was 73 crore and 44 crore, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the year ended March 31, 2014 and March 31, 2013 was 894 crore and 946 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	25,950	–	–	–	25,950
Available-for-sale financial assets (Refer Note 2.2)	–	–	3,449	–	3,449
Investment in certificates of deposit	859	–	–	–	859
Trade receivables	8,351	–	–	–	8,351
Unbilled revenue	2,811	–	–	–	2,811
Prepayments and other assets (Refer Note 2.4)	1,577	–	–	–	1,577
Derivative financial instruments	–	215	–	–	215
Total	39,548	215	3,449	–	43,212
Liabilities:
Trade payables	–	–	–	173	173
Client deposits	–	–	–	40	40
Employee benefit obligations	–	–	–	954	954
Other liabilities (Refer Note 2.9)	–	–	–	3,855	3,855
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	–	–
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	255	255
Total	–	–	–	5,277	5,277

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:

 (In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	21,832	–	–	–	21,832
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,133	–	2,133
Trade receivables	7,083	–	–	–	7,083
Unbilled revenue	2,435	–	–	–	2,435
Prepayments and other assets (Refer Note 2.4)	1,381	–	–	–	1,381
Derivative financial instruments	–	101	–	–	101
Total	32,731	101	2,133	–	34,965
Liabilities:
Trade payables	–	–	–	189	189
Client deposits	–	–	–	36	36
Employee benefit obligations	–	–	–	614	614
Other liabilities (Refer Note 2.9)	–	–	–	2,411	2,411
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	18	18
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	59	59
Total	–	–	–	3,327	3,327

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

 (In crore)

	As of March 31, 2014 Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	2,051	2,051	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	146	146	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,245	1,245	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	215	–	215	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

(In crore)

	As of March 31, 2013 Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,739	1,739	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	387	387	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

 (In crore)

	Year ended March 31,
	2014	2013
Interest income on deposits and certificates of deposit	2,156	1,792
Income from available-for-sale financial assets	224	230
	2,380	2,022

Derivative financial instruments

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward contracts:

 (In crore)

	As of March 31, 2014		As of March 31, 2013
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	751	4,500	851	4,621
In Euro	64	531	62	431
In United Kingdom Pound Sterling	77	772	65	537
In Australian dollars	75	415	70	396
Option contracts
In U.S. dollars	20	120	–	–
Total forwards and options		6,338		5,985

The Group recognized a net loss on derivative financial instruments of 253 crore during the year ended March 31, 2014 as against a net gain on derivative financial instruments of 77 crore during the year ended March 31, 2013, which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Not later than one month	1,185	988
Later than one month and not later than three months	2,795	1,794
Later than three months and not later than one year	2,358	3,203
	6,338	5,985

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Aggregate amount of outstanding forward and option contracts	6,338	5,985
Gains / (losses) on outstanding forward and option contracts	215	101

The outstanding foreign exchange forward and option contracts as of March 31, 2014 and March 31, 2013, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	865	102	198	182	376	1,723
Trade receivables	5,378	1,093	610	519	449	8,049
Unbilled revenue	1,624	383	132	194	247	2,580
Other assets	72	39	15	10	52	188
Trade payables	(19)	(17)	(8)	(2)	(98)	(144)
Client deposits	(18)	(17)	–	–	(5)	(40)
Accrued expenses	(763)	(156)	(61)	(34)	(184)	(1,198)
Employee benefit obligations	(382)	(73)	(40)	(133)	(98)	(726)
Other liabilities	(449)	(33)	(3)	(51)	(299)	(835)
Net assets / (liabilities)	6,308	1,321	843	685	440	9,597

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:

 (In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,106	83	87	185	345	1,806
Trade receivables	4,684	828	568	416	360	6,856
Unbilled revenue	1,403	313	156	106	222	2,200
Other assets	539	33	31	17	153	773
Trade payables	(54)	(10)	(11)	(1)	(32)	(108)
Client deposits	(20)	(12)	–	–	(4)	(36)
Accrued expenses	(554)	(81)	2	(29)	(103)	(765)
Employee benefit obligations	(242)	(50)	(12)	(79)	(67)	(450)
Other liabilities	(1,006)	(309)	53	(56)	(146)	(1,464)
Net assets / (liabilities)	5,856	795	874	559	728	8,812

For the year ended March 31, 2014 and March 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.48% and 0.52%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 8,351 crore and 7,083 crore as of March 31, 2014 and March 31, 2013, respectively and unbilled revenue amounting to 2,811 crore and 2,435 crore as of March 31, 2014 and March 31, 2013, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Year ended March 31,
	2014	2013
Revenue from top customer	3.8	3.8
Revenue from top five customers	14.4	15.2

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, 6,377 crore and 5,241 crore as of March 31, 2014 and March 31, 2013, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 18 crore and 4 crore as of March 31, 2014 and March 31, 2013, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(In crore)

Period (in days)	As of
	March 31, 2014	March 31, 2013
Less than 30	1,369	1,324
31 – 60	252	245
61 – 90	124	101
More than 90	229	172
	1,974	1,842

The provision for doubtful trade receivables for the year ended March 31, 2014 and March 31, 2013 was 138 crore and 35 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:

(In crore)

	Year ended March 31,
	2014	2013
Balance at the beginning	95	85
Translation differences	6	(3)
Provisions for doubtful accounts receivable (Refer note 2.10)	138	35
Trade receivables written off	(25)	(22)
Balance at the end	214	95

Liquidity risk

As of March 31, 2014, the Group had a working capital of 33,881 crore including cash and cash equivalents of 25,950 crore, current available-for-sale financial assets of 2,197 crore and investment in certificates of deposit of 859 crore. As of March 31, 2013, the Group had a working capital of 29,027 crore including cash and cash equivalents of 21,832 crore, current available-for-sale financial assets of 1,739 crore.

As of March 31, 2014 and March 31, 2013, the outstanding employee benefit obligations were 954 crore and 614 crore, respectively, which have been substantially funded. Further, as of March 31, 2014 and March 31, 2013, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	173	–	–	–	173
Client deposits	40	–	–	–	40
Other liabilities (Refer Note 2.9)	3,832	23	–	–	3,855
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	–	330	–	–	330

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	189	–	–	–	189
Client deposits	36	–	–	–	36
Other liabilities (Refer Note 2.9)	2,373	16	22	–	2,411
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	5	–	82	–	87

As of March 31, 2014 and March 31, 2013, the group had outstanding financial guarantees of 37 crore and 19 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2014 and March 31, 2013.

2.8 Provisions

Provisions comprise the following:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Provision for post sales client support and other provisions	379	213
	379	213

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Year ended March 31,
	2014	2013
Balance at the beginning	213	133
Provision recognized/ (reversed)	142	80
Provision utilized	(1)	(5)
Translation difference	25	5
Balance at the end	379	213

Provision for post sales client support and other provisions for the year ended March 31, 2014 and March 31, 2013 is included in cost of sales in the statement of comprehensive income.

As of March 31, 2014 and March 31, 2013, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 163 crore and 438 crore, respectively.

2.9 Other liabilities

Other liabilities comprise the following

(In crore)

	As of
	March 31, 2014	March 31, 2013
Current
Accrued compensation to employees	1,594	723
Accrued expenses	1,846	1,283
Withholding taxes payable(1)	912	699
Retainage	82	79
Unamortized negative past service cost (Refer Note 2.11.1)(1)	–	4
Liabilities of controlled trusts	151	148
Liability towards acquisition of business	–	5
Accrued gratuity	1	2
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	1	1
Premiums held in trust(2)	135	117
Others	23	21
	4,745	3,082
Non-current
Liability towards acquisition of business	255	72
Unamortized negative past service cost (Refer Note 2.11.1)(1)	–	11
Incentive accruals	23	38
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	45	28
	323	149
	5,068	3,231
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	3,855	2,411
Financial liability towards McCamish acquisition on a discounted basis	–	18
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	–	23
Financial liability towards other acquisitions on a discounted basis (Refer Note 2.3)	255	59
Financial liability towards other acquisitions on an undiscounted basis	330	87

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature

(In crore)

	Year ended March 31,
	2014	2013
Employee benefit costs (Refer Note 2.11.4)	28,834	22,566
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	188	55
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	1,374	1,129
Travelling costs	1,697	1,509
Consultancy and professional charges	504	506
Software packages for own use	788	629
Third party items bought for service delivery	194	148
Communication costs	440	361
Cost of technical sub-contractors	1,951	1,459
Power and fuel	219	215
Office maintenance	385	316
Repairs and maintenance	194	167
Rates and taxes	101	79
Insurance charges	52	45
Commission	38	33
Branding and marketing expenses	132	137
Commission to non-whole time directors	9	8
Professional membership and seminar participation fees	17	16
Consumables	30	29
Provision for post-sales client support	54	80
Provision for doubtful account receivables (Refer Note 2.7)	138	35
Postage and courier	32	19
Printing and stationery	19	14
Donations	12	11
Operating lease payments (Refer Note 2.14)	319	249
Research grants	12	12
Bank charges	9	5
Recruitment and training	7	7
Others	343	84
Total cost of sales, selling and marketing expenses and administrative expenses	38,092	29,923

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Year ended March 31,
	2014	2013
Employee benefit costs	25,645	20,157
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	189	55
Depreciation and amortization	1,374	1,129
Travelling costs	1,364	1,180
Software packages for own use	778	626
Third party items bought for service delivery	194	148
Cost of technical sub-contractors	1,951	1,461
Consumables	27	25
Operating lease payments	213	155
Communication costs	162	124
Repairs and maintenance	108	84
Provision for post-sales client support	54	80
Others	82	56
Total	32,141	25,280

Selling and marketing expenses

(In crore)

	Year ended March 31,
	2014	2013
Employee benefit costs	2,167	1,602
Travelling costs	192	177
Branding and marketing	131	134
Operating lease payments	40	35
Communication costs	23	22
Commission	38	33
Consultancy and professional charges	19	25
Software packages for own use	10	3
Printing and stationery	1	1
Others	4	2
Total	2,625	2,034

Administrative expenses

(In crore)

	Year ended March 31,
	2014	2013
Employee benefit costs	1,022	807
Consultancy and professional charges	485	481
Repairs and maintenance	86	83
Office maintenance	385	316
Power and fuel	220	215
Communication costs	255	215
Travelling costs	141	152
Provision for doubtful accounts receivable	138	35
Rates and taxes	101	79
Insurance charges	52	45
Operating lease payments	65	59
Postage and courier	32	19
Printing and stationery	17	13
Branding and marketing	1	3
Commission to non-whole time directors	9	8
Professional membership and seminar participation fees	17	16
Consumables	3	4
Donations	12	11
Recruitment and training	7	7
Bank charges	9	5
Research grants	12	12
Cost of technical sub-contractors	–	(2)
Others	257	26
Total	3,326	2,609

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of March 31, 2014 and March 31, 2013:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Change in benefit obligations
Benefit obligations at the beginning	652	600
Service cost	99	201
Interest expense	47	37
Remeasurements of the net defined benefit liability/ (asset) *	9	NA
Actuarial (gains)/ losses	NA	(25)
Curtailment	–	(69)
Benefits paid	(100)	(92)
Benefit obligations at the end	707	652
Change in plan assets
Fair value of plan assets at the beginning	681	613
Expected return on plan assets	NA	60
Interest income*	52	NA
Remeasurements- Return on plan assets excluding amounts included in interest income*	8	NA
Actuarial gains /(losses)	NA	–
Employer contributions	76	100
Benefits paid	(100)	(92)
Fair value of plan assets at the end	717	681
Funded status	10	29
Prepaid gratuity benefit	10	31
Accrued gratuity	–	(2)

*As per Revised IAS 19

Amount for the year ended March 31, 2014 and March 31, 2013, recognised in net profit in the statement of comprehensive income:

(In crore)

	Year ended March 31,
	2014	2013
Service cost	99	201
Net interest on the net defined benefit liability/(asset)*	(5)	NA
Interest cost	NA	37
Expected return on plan assets	NA	(60)
Actuarial (gain) / loss	NA	(25)
Curtailment	–	(69)
Plan amendments – past service cost	–	(4)
Net gratuity cost	94	80

*As per Revised IAS 19

Amount for the year ended March 31, 2014 recognised in statement of other comprehensive income:

(In crore)

Year ended March 31,
2014
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	9
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(8)
1

(In crore)

	Year ended March 31,
	2014	2013
(Gain)/loss from change in demographic assumptions	16	–
(Gain)/loss from change in financial assumptions	(24)	(28)
	(8)	(28)

The company has adopted Revised IAS 19 with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material.The impact on account of the revision in accounting policy is a reduction in retained earnings by 35 crore, an increase in other comprehensive income by 50 crore and write back of unamortized negative past service cost by 15 crore to retained earnings.

During the year ended March 31, 2013, the company aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment resulted in a curtailment gain of 69 crore for the year ended March 31, 2013, which has been recognized in the statement of comprehensive income.

Amounts recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Year ended March 31,
	2014	2013
Cost of sales	84	71
Selling and marketing expenses	7	6
Administrative expenses	3	3
	94	80

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which was being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. On adoption of Revised IAS 19, the unamortized negative past service cost of15 crore as of March 31, 2013, has been credited to retained earnings.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and March 31, 2013 are set out below:

	As of
	March 31, 2014	March 31, 2013
Discount rate	9.2%	8.0%
Weighted average rate of increase in compensation levels	8.0%	7.3%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2014 and March 31, 2013 are given below:

	Year ended March 31,
	2014	2013
Discount rate	8.0%	8.6%
Weighted average rate of increase in compensation levels	7.3%	7.3%
Rate of return on plan assets	NA*	9.5%
Weighted average duration of defined benefit obligation*	9 years	NA

*As per Revised IAS 19

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2014 and March 31, 2013 the plan assets have been primarily invested in government securities.

Actual return on assets for the year ended March 31, 2014 and March 31, 2013 was 60 crore each.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns have generally not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

As of March 31, 2014, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 33 crore.

As of March 31, 2014, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 27 crore.

As of March 31, 2014, every percentage point increase / decrease in attrition rate will affect our gratuity benefit obligation by approximately 4 crore.

The Company expects to contribute 110 crore to the gratuity trusts during the fiscal 2015.

Maturity profile of defined benefit obligation:

(in crore)

Within 1 year	127
1-2 year	125
2-3 year	126
3-4 year	134
4-5 year	143
5-10 years	845

Sensitivity for significant actuarial assumptions is computed by varying the actuarial assumptions used for valuation of defined benefit obligation by one percentage.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 202 crore and 176 crore to the superannuation plan during the year ended March 31, 2014 and March 31, 2013, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Year ended March 31,
	2014	2013
Cost of sales	180	157
Selling and marketing expenses	15	13
Administrative expenses	7	6
	202	176

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014 and March 31, 2013, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Plan assets at period end, at fair value	2,817	2,399
Present value of benefit obligation at period end	2,817	2,399
Asset recognized in balance sheet	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2014	March 31, 2013
Government of India (GOI) bond yield	9.2%	8.0%
Remaining term of maturity	8 years	8 years
Expected guaranteed interest rate	8.8%	8.3%

The Company contributed 295 crore and 268 crore to the provident fund during the year ended March 31, 2014 and March 31, 2013, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Year ended March 31,
	2014	2013
Cost of sales	262	239
Selling and marketing expenses	22	19
Administrative expenses	11	10
	295	268

2.11.4 Employee benefit costs include:

(In crore)

	Year ended March 31,
	2014	2013
Salaries and bonus	28,243	22,042
Defined contribution plans	235	204
Defined benefit plans	356	320
	28,834	22,566

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In crore)

	Year ended March 31,
	2014	2013
Cost of sales	25,645	20,157
Selling and marketing expenses	2,167	1,602
Administrative expenses	1,022	807
	28,834	22,566

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2014 and March 31, 2013.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability/(asset).

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2014, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2014 and March 31, 2013 was 47.00 and 47.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the year ended March 31, 2013 includes a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share.

The Board of Directors, in their meeting on October 11, 2013 declared an interim dividend of 20/- per equity share. Further the Board of directors, in their meeting on April 15, 2014 proposed a final dividend of 43/- per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014, and if approved, would result in a cash outflow of approximately 2,889 crore, inclusive of corporate dividend tax of 420 crore.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In crore)

	Year ended March 31,
	2014	2013
Interest income on deposits and certificates of deposit	2,156	1,792
Exchange gains/ (losses) on forward and options contracts	(253)	77
Exchange gains/ (losses) on translation of other assets and liabilities	483	181
Income from available-for-sale financial assets	224	230
Others	59	79
	2,669	2,359

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 319 crore and 249 crore for the year ended March 31, 2014 and March 31, 2013, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Within one year of the balance sheet date	251	212
Due in a period between one year and five years	563	440
Due after five years	288	113

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan during the year ended March 31, 2013 and for the 1999 Plan the activity is set out below:

	Year ended March 31, 2013
	Shares arising out of options	Weighted average exercise price
1999 Plan:
Outstanding at the beginning	11,683	2,121
Forfeited and expired	(5,518)	2,121
Exercised	(6,165)	2,121
Outstanding at the end	–	–
Exercisable at the end	–	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374.

The share-based compensation recorded for the year ended March 31, 2013 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Year ended March 31,
	2014	2013
Current taxes
Domestic taxes	3,559	2,968
Overseas taxes	750	533
	4,309	3,501
Deferred taxes
Domestic taxes	(175)	(151)
Overseas taxes	(72)	17
	(247)	(134)
Income tax expense	4,062	3,367

Income tax expense for the year ended March 31, 2014 and March 31, 2013 is net of reversal of provisions of 22 crore and 8 crore pertaining to earlier periods.

Entire deferred income tax for the year ended March 31, 2014 and March 31, 2013 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of 13 crore and 1 crore for the the year ended March 31, 2014 and March 31, 2013, respectively, relating to available-for-sale financial assets has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Year ended March 31,
	2014	2013
Profit before income taxes	14,710	12,788
Enacted tax rates in India	33.99%	32.45%
Computed expected tax expense	5,000	4,149
Tax effect due to non-taxable income for Indian tax purposes	(1,553)	(1,122)
Temporary differences related to branch profits	(47)	27
Overseas taxes	603	393
Tax reversals, overseas and domestic	(22)	(8)
Effect of exempt income	(77)	(93)
Effect of unrecognized deferred tax assets	95	46
Effect of differential overseas tax rates	3	(4)
Effect of non-deductible expenses	227	43
Taxes on dividend received from subsidiary	4	13
Additional deduction on research and development expense	(177)	(82)
Others	6	5
Income tax expense	4,062	3,367

The applicable Indian statutory tax rates for fiscal 2014 and fiscal 2013 are 33.99% and 32.45%, respectively. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act, 2013.

During the year ended March 31, 2014 and March 31, 2013 the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which is effective from 23rd November, 2011. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the company has benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and the company continues to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2014, Infosys' U.S. branch net assets amounted to approximately 4,283 crore. As of March 31, 2014, the Company has provided for branch profit tax of 303 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 2,603 crore and 1,923 crore as of March 31, 2014 and March 31, 2013, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of March 31, 2014 and March 31, 2013:

	As at
	March 31, 2014	March 31, 2013
Income tax assets	1,522	1,092
Current income tax liabilities	2,187	1,329
Net current income tax asset/ (liability) at the end	(665)	(237)

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2014 and March 31, 2013 is as follows:

(In crore)

	Year ended March 31,
	2014	2013
Net current income tax asset/ (liability) at the beginning	(237)	(17)
Additions through business combination	–	(13)
Translation differences	3	3
Income tax paid	3,878	3,291
Current income tax expense (Refer Note 2.16)	(4,309)	(3,501)
Income tax on other comprehensive income	–	–
Net current income tax asset/ (liability) at the end	(665)	(237)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets
Property, plant and equipment	392	358
Minimum alternate tax credit carry-forwards	16	37
Computer software	51	46
Accrued compensation to employees	42	30
Trade receivables	47	19
Compensated absences	268	146
Accumulated losses	4	36
Available-for-sale financial asset	12	–
Post sales client support	98	67
Others	34	29
Total deferred income tax assets	964	768
Deferred income tax liabilities
Intangible asset	(63)	(68)
Temporary difference related to branch profits	(303)	(315)
Available-for-sale financial asset	(1)	(1)
Others	(5)	–
Total deferred income tax liabilities	(372)	(384)
Deferred income tax assets after set off	656	503
Deferred income tax liabilities after set off	(64)	(119)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In crore)

	As of
	March 31, 2014	March 31, 2013
Deferred income tax assets to be recovered after 12 months	673	600
Deferred income tax assets to be recovered within 12 months	291	168
Total deferred income tax assets	964	768
Deferred income tax liabilities to be settled after 12 months	(292)	(254)
Deferred income tax liabilities to be settled within 12 months	(80)	(130)
Total deferred income tax liabilities	(372)	(384)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2014 and March 31, 2013 is as follows:

(In crore)

	Year ended March 31,
	2014	2013
Net deferred income tax asset at the beginning	384	304
Additions through business combination (Refer Note 2.3)	–	(37)
Translation differences	(52)	(18)
Credits relating to temporary differences (Refer Note 2.16)	247	134
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	13	1
Net deferred income tax asset at the end	592	384

The credits relating to temporary differences are primarily on account of compensated absences, trade receivables, accumulated losses, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 16 crore and 37 crore has been recognized on the balance sheet as of March 31, 2014 and March 31, 2013, respectively, which can be carried forward for a period of ten years from the year of recognition.

As of March 31, 2014 and March 31, 2013, claims against the company not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 1,716 crore and 1,087 crore) amounted to 19 crore and 97 crore, respectively

Demands from the Indian Income tax authorities include payment of additional tax of 1,548 crore (1,088 crore), including interest of 430 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax(Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	57,14,02,566	57,13,99,238
Effect of dilutive common equivalent shares - share options outstanding	–	853
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	57,14,02,566	57,14,00,091

(1) Excludes treasury shares

For the year ended March 31, 2014 and March 31, 2013 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2014	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys Consulting India Limited (1)	India	-	100%
Infosys Americas (2)	USA	100%	-
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(15)	Mexico	-	-
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4)(Refer to Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)(Refer to Note 2.3)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	-
Lodestone Holding AG (6)(Refer to Note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	USA	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	-	-
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.

(2) Incorporated effective June 25, 2013

(3) Wholly owned subsidiaries of Infosys BPO.

(4) On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

(5) Under liquidation

(6) On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG

(7) Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012

(8) Liquidated effective February 14, 2013

(9) Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012

(10) Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation

(11) Incorporated effective January 10, 2013

(12) Wholly owned subsidiary of Lodestone Management Consultants AG

(13) Liquidated effective December 31, 2013

(14) Incorporated effective February 14, 2014.

Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.

(15) Incorporated effective February 14, 2014.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(In crore)

	Year ended March 31,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council	62	42
Commission and other benefits to non-executive/independent directors	10	9
Total compensation to key managerial personnel	72	51

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and, Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

(In crore)

Year ended March 31, 2014	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	14,698	10,853	7,932	8,346	3,399	4,905	50,133
Identifiable operating expenses	6,736	5,570	3,594	3,949	1,764	2,253	23,866
Allocated expenses	3,613	2,831	2,064	2,176	886	1,279	12,849
Segment profit	4,349	2,452	2,274	2,221	749	1,373	13,418
Unallocable expenses							1,377
Operating profit							12,041
Other income, net							2,669
Profit before income taxes							14,710
Income tax expense							4,062
Net profit							10,648
Depreciation and amortization							1,374
Non-cash expenses other than depreciation and amortization							3

(In crore)

Year ended March 31, 2013	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	12,240	8,352	6,407	6,845	2,363	4,145	40,352
Identifiable operating expenses	5,344	4,016	2,959	2,981	1,094	1,879	18,273
Allocated expenses	3,091	2,206	1,693	1,806	626	1,095	10,517
Segment profit	3,805	2,130	1,755	2,058	643	1,171	11,562
Unallocable expenses							1,133
Operating profit							10,429
Other income, net							2,359
Profit before income taxes							12,788
Income tax expense							3,367
Net profit							9,421
Depreciation and amortization							1,129
Non-cash expenses other than depreciation and amortization							4

2.19.2 Geographic segments

(In crore)

Year ended March 31, 2014	North America	Europe	India	Rest of the World	Total
Revenues	30,413	12,250	1294	6,176	50,133
Identifiable operating expenses	14,482	6,017	663	2,704	23,866
Allocated expenses	8,012	3,115	275	1,447	12,849
Segment profit	7,919	3,118	356	2,025	13,418
Unallocable expenses					1,377
Operating profit					12,041
Other income, net					2,669
Profit before income taxes					14,710
Income tax expense					4,062
Net profit					10,648
Depreciation and amortization					1,374
Non-cash expenses other than depreciation and amortization					3

(In crore)

Year ended March 31, 2013	North America	Europe	India	Rest of the World	Total
Revenues	25,103	9,338	841	5,070	40,352
Identifiable operating expenses	11,259	4,284	500	2,230	18,273
Allocated expenses	6,622	2,442	189	1,264	10,517
Segment profit	7,222	2,612	152	1,576	11,562
Unallocable expenses					1,133
Operating profit					10,429
Other income, net					2,359
Profit before income taxes					12,788
Income tax expense					3,367
Net profit					9,421
Depreciation and amortization					1,129
Non-cash expenses other than depreciation and amortization					4

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2014 and March 31, 2013.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that:

•	the company will pay to the United States an aggregate amount equal to 213 crore;

•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and

•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);

•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits);

•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and

•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not to impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.